

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

Via Email
Mr. John T. Hayes
Chief Financial Officer
Urstadt Biddle Properties, Inc.
321 Railroad Avenue
Greenwich, CT 06830

> **Re: Urstadt Biddle Properties Inc.**
> **Form 10-K**
> **Filed January 11, 2013**
> **File No. 001-12803**

Dear Mr. Hayes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.   We note that you disclosed net operating income and same store net operating income in earnings releases dated December 31, 2012, March 6, 2013 and June 7, 2013. Please tell us if you consider net operating income and same store net operating income to be key performance measures for your company, and if so, please consider disclosing these measures in future periodic filings reconciled to the most comparable GAAP measure in accordance with Item 10(e) of Regulation S-K.

Consolidated Statements of Income, page 42

2.   Please remove dividends per share information from the face of the income statement in future filings. Refer to ASC 260-10-45-5.

Notes to Consolidated Financial Statements

Note (13) Fair Value Measurements, page 58

3.   Please tell us how you determined that the redeemable noncontrolling interest in Orangeburg is a Level 1 liability for purposes of determining the fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief